FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth below are the unaudited income statement and balance sheet of Top Ships Inc. for the six-month period ending June 30, 2012.

TOP SHIPS INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,
	2011	2012
REVENUES:

Revenues	$21,006	$14,744
Other Income	872	-
EXPENSES:

Voyage expenses	3,818	467
Charter hire expense	945	-
Other vessel operating expenses	2,031	-
Dry-docking costs	19	-
Vessel depreciation	6,323	5,729
Management fees-third parties	26	-
Management fees-related parties	1,990	963
General and administrative expenses	7,735	4,740

Operating income from continuing operations	(1,009)	2,845

OTHER INCOME (EXPENSES):
Interest and finance costs	(6,408)	(4,559)
Gain / (Loss) on financial instruments	(222)	37
Interest income	20	29
Other, net	(36)	(16)

Total other expenses, net	(6,646)	(4,509)

Net income (loss) from continued operations	(7,655)	(1,664)

Net income (loss) from discontinued operations	(98,119)	(459)

Net income (loss)	$(105,774)	$(2,123)

Earnings / (loss) per common share, basic and diluted
From continuing operations	(2.41)	(0.10)
From discontinuing operations	(30.94)	(0.03)

Weighted average common shares outstanding, basic and diluted	3,170,790	16,986,345

TOP SHIPS INC.

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31,	June 30,
	2011	2012

ASSETS

CASH AND CASH EQUIVALENTS	$-	$-
VESSEL HELD FOR SALE	10,414	10,414
VESSELS, NET	265,019	259,290
RESTRICTED CASH	11,486	10,874
OTHER ASSETS	9,454	6,907
Total assets	$296,373	$287,485

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	8,467	7,167
DEBT	173,980	167,210
DEBT RELATED TO VESSEL HELD FOR SALE	19,769	18,797
OTHER LIABILITIES	17,473	19,409

Total liabilities	219,689	212,583

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	76,684	74,902

Total liabilities and stockholders' equity	$296,373	$287,485

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: December 28, 2012	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer